EXHIBIT 12.01
BROOKS AUTOMATION, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS EXCEPT RATIOS)

	Year ended September 30,
	2006	2005	2004	2003	2002
FIXED CHARGES
Interest expense	$9,384	$9,469	$9,492	$10,042	$10,290
Portion of rent expense representative of interest	3,157	3,523	4,838	5,624	2,733

	$12,541	$12,992	$14,330	$15,666	$13,023

EARNINGS
Income (loss) from continuing operations before income taxes and minority interests	$29,907	$(2,751)	$32,398	$(194,806)	$(637,491)
Minority Interest in pre tax income (loss)	(666)	141	211	214	(274)
Fixed charges per above	12,541	12,992	14,330	15,666	13,023

	$43,114	$10,100	$46,517	$(179,354)	$(624,194)

Ratio of earnings to combined fixed charges and preferred dividends	3.4	0.8	3.2	*	*

* In fiscal 2003 and 2002, earnings before income taxes plus fixed charges were insufficient to cover fixed charges by $195.0 million and $637.2 million, respectively.